Filed Pursuant to Rule 424(b)(3)
Registration No. 333-221814

RODIN INCOME TRUST, INC.

SUPPLEMENT NO. 2 DATED SEPTEMBER 25, 2018

TO THE PROSPECTUS DATED MAY 2, 2018

This Supplement No. 2 supplements, and should be read in conjunction with, our prospectus dated May 2, 2018, as supplemented by Supplement No. 1 dated August 14, 2018. Defined terms used in this Supplement shall have the meaning given to them in the prospectus unless the context otherwise requires. The purpose of this Supplement No. 2 is to disclose:

•	the declaration of distribution; and

•	the origination of a mezzanine loan.

Declaration of Distributions

On September 20, 2018, our board of directors authorized, and we declared, distributions for the period from September 21, 2018 to November 14, 2018, in an amount equal to $0.004357260 per day. Distributions received by holders of Class T common stock will be reduced by the distribution fees payable with respect to such shares. The distributions began to accrue on September 21, 2018. Distributions will be payable by the 5th business day following each month end to stockholders of record at the close of business each day during the prior month. We expect to declare distributions for the period from November 15, 2018 to February 14, 2019 around November 14, 2018 in connection with the publication of our estimated net asset value.

Origination of Mezzanine Loan

On September 21, 2018, we, through an indirect subsidiary of our operating partnership, RIT Lending, Inc., originated an $18 million fixed rate, mezzanine loan, which we refer to as the Loan. The Loan was to DS Brooklyn Portfolio Mezz LLC, an affiliate of Delshah Capital Limited for the acquisition by Delshah Capital Limited of a 28-property multifamily portfolio located in Brooklyn and Manhattan, New York, which we refer to as the Portfolio, for a total acquisition cost of $102.67 million. The acquisition by Delshah Capital Limited of the Portfolio was further financed by a $70 million mortgage loan provided by Signature Bank, which we refer to as the Senior Loan. The fee simple interest in the Portfolio is held by DS Brooklyn Portfolio Owner LLC, of which DS Brooklyn Portfolio Mezz LLC owns 100% of the membership interests. The Portfolio is comprised of 207 residential units and 19 commercial units that encompass 167,499 square feet. The Portfolio’s aggregate appraised value is $105.85 million.

The Loan is interest only, has a loan to value ratio of 83%, and a coupon of 9.10% subject to a potential increase in year six. The interest rate for the Senior Loan for years one through five is 4.45%, and at the end of year five, the interest rate for the Senior Loan shall change to the greater of 4.45% or 275 basis points over the then existing five year U.S. Treasury Note Yield, such interest rate for the Senior Loan then in effect is referred to as the Mortgage Loan Interest Rate. The interest rate for the Loan for years one through five is 9.10%. At the end of year five, the interest rate for the Loan shall change to the greater of (i) 9.10% or (ii) 465 basis points over the Mortgage Loan Interest Rate. However, in the event certain conditions described in the next sentence are not satisfied at the end of year five, the interest rate for the Loan shall increase to the greater of (i) 10.10% or (ii) 565 basis points over the Mortgage Loan Interest Rate in effect at the beginning of year six. The interest rate modification conditions to be satisfied at the end of year five are: (a) a minimum debt yield on the combined Loan and Senior Loan amount of 7.0%; (b) a debt service coverage ratio of at least 1.10x, on the combined Loan and Senior Loan amount, based on the interest rate for the Loan to be in effect at the beginning of year six; and (c) the then outstanding principal balance of the combined Loan and Senior Loan is not greater than 75.0% of the value of the Portfolio.

The Loan is secured by a pledge of 100% of the equity interests in the DS Brooklyn Portfolio Owner LLC. The Loan may be prepaid in its entirety, but not in part, subject to RIT Lending, Inc.’s receipt of eighteen months of minimum interest. The term of the Loan is 10 years, with no options to extend. The mezzanine loan agreement for the Loan contains customary covenants restricting the DS Brooklyn Portfolio Mezz LLC’s operation, modification and leasing of the property without RIT Lending, Inc.’s consent in certain material circumstances. In addition, the mezzanine loan agreement for the Loan contains customary events of default (subject to certain materiality thresholds and grace and cure periods). The events of default are standard for agreements of this type and include, for example, payment and covenant breaches, insolvency of the DS Brooklyn Portfolio Mezz LLC, and certain dispositions of the collateral or a change in control of the DS Brooklyn Portfolio Mezz LLC. The Portfolio will be managed by an affiliate of the DS Brooklyn Portfolio Mezz LLC.

In connection with the origination of the Loan, RIT Lending, Inc. and Signature Bank entered into an intercreditor agreement, which specifies the time and method by which the various secured parties may enforce their security interests in their respective collateral. In addition, the intercreditor agreement contains customary restrictions on modifications to the senior and mezzanine loan documents and restrictions on the ability of the lenders to exercise overlapping consent rights. The intercreditor agreement also grants RIT Lending, Inc. the right to cure events of default under the Senior Loan and the right to purchase the Senior Loan during the continuance of an event of the default under the Senior Loan.

In connection with the origination of the Loan, RIT Lending, Inc. entered into a participation agreement with our sponsor, Cantor Fitzgerald Investors, LLC. We, through RIT Lending, Inc., originated the Loan with (i) cash from the our ongoing initial public offering equivalent to a 5% interest in the Loan and (ii) proceeds from the sale to Cantor Fitzgerald Investors, LLC of a 95% participation interest in the Loan. We intend, but are not obligated, to purchase the remaining 95% of the interest in the Loan from Cantor Fitzgerald Investors, LLC at a purchase price equal to the equity contributed by Cantor Fitzgerald Investors, LLC in exchange for such interests in the Loan. The participation agreement provides that participation certificates sold to Cantor Fitzgerald Investors, LLC represent an undivided beneficial ownership interest in the Loan. The participation agreement also specifies the parties’ respective rights with respect to the Loan. The transactions with Cantor Fitzgerald Investors, LLC were approved by our board of directors, including by the majority of our independent directors.